SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 22, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

SPANSION AND CHIPMOS ENTER TWO-YEAR SERVICE AGREEMENT

Hsinchu, Taiwan, April 22, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (NASDAQ: IMOS) today announced that leading flash memory provider Spansion LLC and ChipMOS TECHNOLOGIES INC., a wholly owned subsidiary of ChipMOS, have entered into a two-year wafer sort services agreement, utilizing the V5400 test platform, making ChipMOS Taiwan the exclusive wafer sort subcontractor of Spansion, except for any sort equipment operated by Spansion LLC or currently located at Spansion Japan Limited.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS indicated, “ChipMOS and Spansion have continued to work together in what has been the worst global economic downturn in memory. We believe the existing capacity in ChipMOS can fully support Spansion for the company’s long-term success. We look forward to continuing to provide the high-quality semiconductor testing services for Spansion that our customers rely on us for.”

“ChipMOS has been a tremendous long-term ally and strategic wafer sort service provider to Spansion,” said John Kispert, Spansion president and CEO. “We are pleased with this new long-term agreement and look forward to succeeding together.”

The wafer sort services agreement will become effective upon the earlier of (i) the date the U.S. Bankruptcy Court enters an order approving the agreement, and such order is not stayed pending appeal, or (ii) the date a plan of reorganization for Spansion is confirmed by the U.S. Bankruptcy Court and becomes effective.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.